FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

Truist Investment Services, Inc.
(A Wholly Owned Subsidiary of Truist Financial Corporation)
Year Ended December 31, 2025
With Report of Independent Registered Public Accounting Firm
(Confidential Pursuant to SEC Rule 17a-5(e)(3))

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SEC FILE NUMBER
8-35355

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: TRUIST INVESTMENT SERVICES, INC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

303 PEACHTREE STREET 2ND FLOOR
(No. and Street)

ATLANTA	GEORGIA	30303
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

EVELYN CALLENDER	804-281-3722	EVELYN.CALLENDER@TRUIST.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers
(Name – if individual, state last, first, and middle name)

214 N. Tryon Street, Suite 4200	Charlotte	NC	28202
(Address)	(City)	(State)	(Zip Code)

10/20/2003	238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, EVELYN CALLENDER, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of TRUIST INVESTMENT SERVICES, INC, as of DECEMBER 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Evelyn Callender

Title: CHIEF FINANCIAL OFFICER

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Truist Investment Services, Inc.
(A Wholly Owned Subsidiary of Truist Financial Corporation)

Financial Statements and Supplemental Information
Year Ended December 31, 2025

Contents



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of Truist Investment Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Truist Investment Services, Inc. (the "Company") as of December 31, 2025, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Schedule I – Computation of Net Capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission and Schedule II – Computation of Determination of Reserve Requirements & Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2025 (collectively, the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test

PricewaterhouseCoopers LLP
214 North Tryon Street, Suite 4200
Charlotte, North Carolina 28202
(704) 344 7500

www.pwc.com/us

the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

Charlotte, North Carolina
March 2, 2026

We have served as the Company's auditor since 2019.

Truist Investment Services, Inc.

(A Wholly Owned Subsidiary of Truist Financial Corporation)

Statement of Financial Condition

December 31, 2025

Assets

Cash and cash equivalents	$	369,023,250
Cash segregated under federal regulations		10,879,625
Securities owned, at fair value		8,206,251
Commissions receivable		12,633,710
Goodwill		56,628,410
Intangible assets, net		6,819,311
Employee loans and prepaid incentive bonuses		59,096,542
Receivables from related parties		30,123,390
Deferred taxes, net		18,246,992
Right of use assets		5,256,759
Other assets		14,301,541
Total assets	$	591,215,781

Liabilities and shareholder's equity

Liabilities:

Accrued compensation and benefits	$	64,585,875
Accrued taxes payable to Parent		4,180,933
Operating lease liabilities		5,808,133
Payables to related parties		10,690,512
Accrued expenses and other liabilities		13,339,398
Total liabilities		98,604,851

Shareholder's equity:

Common stock and additional paid-in capital		431,253,767
Retained earnings		61,357,163
Total shareholder's equity		492,610,930
Total liabilities and shareholder's equity	$	591,215,781

The accompanying notes are an integral part of these financial statements.

Truist Investment Services, Inc.
(A Wholly Owned Subsidiary of Truist Financial Corporation)

Statement of Operations
Year Ended December 31, 2025

Revenues

Commissions		
Annuity	$	216,042,526
Mutual fund		47,084,410
Insurance		5,744,448
Trade execution fees		54,187,845
Administrative service fees		44,180,270
Income from related parties		570,214,332
Interest income		13,156,922
Other income		1,762,425
Total revenue		952,373,178

Expenses

Compensation and benefits	622,491,028
Expenses to affiliates	234,049,755
Clearing expenses	20,358,546
Legal, consulting, and examination fees	17,452,155
Data processing and software	13,982,669
Other expense	8,676,595
Dues, subscriptions, and office supplies	5,103,154
Depreciation and amortization	4,354,442
Occupancy and equipment	3,016,123
Total expenses	929,484,467

Income before taxes		22,888,711
Income tax provision		6,167,135
Net income	$	16,721,576

The accompanying notes are an integral part of these financial statements.

Truist Investment Services, Inc.

(A Wholly Owned Subsidiary of Truist Financial Corporation)

Statement of Changes in Shareholder's Equity

	Common Stock and Additional Paid-in Capital	Retained Earnings	Total
Balance, December 31, 2024	$ 430,214,637	$ 51,161,944	$ 481,376,581
Prior period adjustment	-	(6,526,357)	(6,526,357)
Net income	-	16,721,576	16,721,576
Equity based compensation expense	1,039,130	-	1,039,130
Balance, December 31, 2025	$ 431,253,767	$ 61,357,163	$ 492,610,930

The accompanying notes are an integral part of these financial statements.


Truist Investment Services, Inc.

(A Wholly Owned Subsidiary of Truist Financial Corporation)

Statement of Cash Flows

Year Ended December 31, 2025


Cash flows from operating activities

Net income	$	16,721,576
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		4,354,442
Equity-based compensation expense		1,039,130
Deferred tax (benefit)		(4,311,462)
Lease Expense		1,964,395
(Increase) decrease in assets:		
Securities owned, at fair value		(2,215,433)
Commissions receivable		(3,743,676)
Employee loans and prepaid incentive bonuses		7,495,437
Receivables from related parties		(18,134,898)
Other Assets		11,177,826
(Decrease) increase in operating liabilities:		
Accrued compensation and benefits		23,260,905
Accrued taxes payable to Parent		6,659,028
Cash Payments on Lease Liabilities		(1,574,807)
Payables to related parties		10,690,512
Accrued other expenses		(12,363,904)
Net cash provided by operating activities		41,019,071
Net increase in cash, cash equivalents, and restricted cash		
Cash, cash equivalents, and restricted cash, beginning of year		41,019,071
Cash, cash equivalents, and restricted cash, end of year		338,883,804
	$	379,902,875

The accompanying notes are an integral part of these financial statements.

1. Organization and Description of Business

Truist Investment Services, Inc. (the "Company" or "TIS") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company acts as an introducing broker-dealer offering full-service and discount brokerage services in various equity and debt securities, mutual funds, unit investment trusts, insurance and annuity products, and individual retirement accounts primarily to retail customers of Truist Financial Corporation (the "Parent" or "TFC"). TIS personnel provide sales, support and operational services to affiliates of TFC which TIS records as revenue for fees charged to affiliates for these services.

Revision to previously issued 2024 financial statements

During 2025, management identified immaterial errors in previously issued financial statements arising from the understatement of expenses related to deferred incentive compensation plans. Specifically, the errors include a cumulative understatement of expenses totaling $32.5 million related to the deferred portion of incentive compensation plans awarded in 2024, 2023 and 2022, and an offsetting understatement of income from related parties totaling $21.6 million that would have been recognized in those periods had the expenses been recorded correctly.

Management has elected to revise Retained Earnings as of December 31, 2024, to reflect the cumulative impact of these items. The adjustment to Retained Earnings also includes the effects of an unrelated uncorrected error identified in 2024 of $1.8 million related to the understatement of Administrative service fees.

The cumulative effect, net of tax, on Retained Earnings as of January 1, 2025, is a decrease of $6.5 million. Management has concluded that the cumulative effect of these errors is not material to the current or previously issued financial statements, including supplemental schedules taken as a whole.

2. Summary of Significant Accounting Policies Basis of Presentation

The Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and include the accounts of the Company. In the opinion of management, all adjustments, consisting only of normal recurring adjustments that are necessary for a fair presentation of the results of operations in these financial statements, have been made.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from those estimates. Material estimates include the determination of fair value for goodwill, accrued expenses, and tax related accounts.

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than three months that are not held for sale in the ordinary course of business. Included in cash and cash equivalents at December 31, 2025, is cash of $75,964,394 at Truist Bank and $293,058,856 of money market funds.

Cash Segregated Under Federal and Other Regulations

At December 31, 2025, the company held restricted cash of $10,879,625 which has been segregated in a special reserve account for the exclusive benefit of customers of the Company.

Securities owned

Proprietary securities transactions in regular-way trades were recorded on the trade date, as if they had settled. Proprietary securities transactions in non-regular-way trades were recorded on the settlement date. Profit and loss arising from all securities transactions entered into for the account and risk of the Company were recorded on a trade date basis in the Statement of Operations as if they had settled.

Commissions Receivable

The clearing broker maintains customers' accounts, receives cash on purchases, and distributes cash on sales. The Company records commissions receivable for its share of commissions charged to customers.

Goodwill and Other Intangible Assets

Goodwill represents the cost in excess of the fair value of net assets acquired (including identifiable intangibles) in transactions accounted for as business combinations. Goodwill is tested at least annually for impairment as of October 1st of each year and more frequently if circumstances exist that indicate a possible reduction in the fair value below its carrying value. If, after assessing all relevant events or circumstances, the Company concludes that it is more-likely-than-not that the fair value is below its carrying value, then a quantitative impairment test is required. The Company may also elect to bypass the qualitative assessment and proceed directly to the quantitative impairment test. If the carrying value of the Company exceeds its fair value, the Company would recognize impairment for the excess of carrying value over fair value.

A quantitative impairment test estimates the fair value of the Company based on income and market-based approaches. When used, the income approach utilizes a discounted cash flow analysis of multi-year financial forecasts developed for the Company by considering several inputs and assumptions. The market-based approach utilizes comparable public company information, key valuation multiples, and considers a market control premium associated with cost synergies and other cash flow benefits that arise from obtaining control over a company, and guideline transactions, when applicable. If, as a result of the quantitative test, the carrying value of the Company exceeds its fair value, the Company would recognize impairment for the excess of carrying value over fair value.

Intangible assets which consist of customer relationships are determined to have finite lives and are amortized over their useful lives, based upon the estimated economic benefits received. The weighted average useful life of the Company's customer relationships are 4.3 years.

Employee loans and Prepaid Incentive Bonuses

The Company provides certain financial advisors with sign-on incentive bonuses, annual performance-based incentive awards, and employee loans as part of the Company's recruiting, retention, and performance compensation programs for key revenue producing employees. Sign-on incentive bonuses are paid to advisors upon hire and are subject to clawback provisions based on continued employment as outlined in their offer letters. These amounts are amortized over the required employment term.
Annual performance-based incentive awards are paid to eligible advisors based on performance and are finalized following the end of each performance year. A portion of these awards are paid in cash, while the

deferred portion is settled over future periods in accordance with the applicable incentive plan terms.

With respect to deferred incentive awards, TIS remits cash to Truist Bank, an affiliate of Truist Financial Corporation ("TFC"), on behalf of the employee until the applicable vesting conditions are satisfied. Truist Bank maintains custody of the related cash and administers the deferred compensation arrangements during the vesting period. Upon vesting, Truist Bank distributes the funds to employees in accordance with their investment elections.

Employee loans are generally forgiven over a two-to-ten-year period based upon continued employment, and sign-on bonuses may be subject to contractual clawback provisions. If employment terminates prior to completion of the applicable service period, any remaining outstanding balance becomes immediately due and payable. Interest earned on employee loans is included in interest income in the Statement of Operations.

The Company estimates lifetime expected credit losses on employee loans in accordance with ASC 326 (CECL) by considering historical loss experience, current conditions, and reasonable and supportable forecasts, and records an allowance for credit losses accordingly. The company did not establish a CECL allowance as management does not expect to incur any material credit losses on its employee loans. In addition, the Company does not have a history of losses upon employees leaving the Company.

Leases

The Company has operating leases for corporate offices, branches, retail centers, and certain equipment. The Company determines if an arrangement is a lease at inception. Operating leases with an original lease term in excess of one year are included in Right-of- use assets and Operating lease liabilities in the Statement of Financial Condition. Right-of-use ("ROU") assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. The Company uses an implicit interest rate in determining the present value of lease payments when readily determinable, and a collateralized incremental borrowing rate when an implicit rate is not available.

Lease terms consider options to extend or terminate based on the determination of whether such renewal or termination options are deemed reasonably certain. Lease expense and rental income on operating leases is generally recorded using the straight-line method over the appropriate lease terms. Lease agreements that contain non-lease components are generally accounted for as a single lease component. Variable costs, such as maintenance expenses, property and sales taxes, association dues and index-based rate increases, are expensed as they are incurred.

Revenue Recognition

Commission revenue

The Company places trades through an unaffiliated clearing broker. The clearing broker collects the brokerage commissions from customers and remits the brokerage commissions to the Company based on agreed-upon terms. Revenues are recorded at a point in time on the trade date and included in Commissions in the accompanying Statement of Operations.

Certain contracts within commission revenue have fees that are comprised of variable consideration. Insurance and annuity contracts include variable consideration for elements, such as a claw back of

commission revenue when customers terminate their insurance or annuity policies early, or trailing commissions for years two through ten if customers continue paying the premium for their policies.

Management's consideration for each significant commission revenue source identified is as follows:

- *Annuity commissions*

  The Company offers fixed and variable annuity products to its customers through collaboration with insurance carriers. For fixed annuities, customers pay a single premium, and the Company receives a commission based on the age of the client and the number of years of guaranteed income for the client. For variable annuities, the Company receives a commission from the insurance carriers based on the premium the customer pays to the carriers. The majority of the commissions are paid in the first year and a trailing commission is paid monthly after the first 12 months based on the net asset value of the clients' accounts. The Company acts as an agent in these transactions and recognizes revenue from the upfront commissions at a point in time when the customer enters into an agreement with the product carrier. The trailing commission revenue earned is variable consideration and is determined based on the net asset value of the clients' account at future points in time. As these trailing commissions are uncertain on the trade date, they are initially constrained and recognized as the amounts become known. For variable amounts, as the uncertainty is dependent on the net asset value of the clients' account at future points in time which is highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the net asset value of the clients' account are known, which is usually monthly. Trailing commissions are accrued monthly and recognized in the period they are earned. The Company's execution of these services represents its related performance obligations. For the year ended December 31, 2025, the Company recognized revenue for trailing commissions of $44,877,286 and upfront commissions of $171,165,240.

- *Mutual fund commissions*

  The Company sells mutual fund products to clients, earning both upfront and trailing commissions (12b-1 fees). The Company receives an upfront commission from the mutual fund carrier for the sale of mutual fund shares. The commission payment typically settles two days after the trade date. The Company acts as an agent in these transactions and recognizes revenue at a point in time on the trade date. The trailing commission revenue earned is variable consideration and is determined based on a percentage of assets under management, on a daily basis. This revenue is variable consideration that depends on the value of the shares at future points in time. As these trailing commissions are uncertain on the trade date, they are initially constrained and recognized as the amounts become known. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time which is highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which is usually monthly. These trailing commissions are accrued monthly and recognized in the period they are earned. For the year ended December 31, 2025, the Company recognized revenue for trailing 12b-1 fees of $41,114,570, and upfront commissions of $5,969,840.
- *Insurance commissions*

The Company sells various types of insurance products. The two major types of insurance products include periodic premium insurance policies and single premium insurance policies. The Company receives a commission from the insurance carrier based off the premium the customer pays to the carrier. A majority of the commissions are paid in the first year and a renewal commission is paid monthly after the first 12 months based on the renewal premium paid by the customer. The Company acts as an agent in these transactions and recognizes revenue at a point in time when the customer enters into an agreement with the product carrier. The Company's execution of these services represents its related performance obligations. For the year ended December 31, 2025, the Company recognized revenue of $5,744,448.

- *Commissions on trade execution*

  Commissions on agency and riskless principal transactions arise from execution of trades in listed and over-the-counter ("OTC") equity and fixed income securities and unit investment trust trades. The company's execution of these services represents its related performance obligation, and revenue is recognized at a point in time. Trade execution commissions are earned and recognized on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. For the year ended December 31, 2025, the Company recognized commission revenue related to commissions on trade execution of $54,187,845.

The additional sources of revenue identified by management are as follows:

Administrative Service Fees

The administrative service fees income consists of the bank deposit sweep program and service charges. The Company receives compensation from the clearing broker, less customer interest paid, for the bank deposit sweep program. The compensation is calculated based on average program daily assets on deposit at the participating depository institution. The Company pays the clearing broker a program fee of 7bps. The fee is based on average daily program assets on deposit at the depository institution.

Other service fees income consists of service charges including recordkeeping, reporting, processing services, and other miscellaneous account charges.

Income from related parties

The Company recognizes income upon providing certain services to other affiliates of TFC. These services mainly include sales force, administrative support, and operational oversight services incurred by TIS. The Company's execution of these services represents its related performance obligations, and revenue is recognized over time, as such performance obligations are satisfied. This revenue is recognized as Income from related parties in the accompanying Statement of Operations. For additional information on income from related parties, see Note 6, "Related Party Transactions".

Interest and Dividend Income

The Company earns interest and dividend income on its special reserve account and money market funds. Interest and Dividends on the Company's special reserve account and money market funds are earned based on short-term interest rates. For the year ended December 31, 2025, the Company recognized

interest and dividend income related to its special reserve account and money market funds of $10,897,369.

The Company also earns interest income on employee loans. Interest is earned on employee loans based on variable rates included in the employees' loan agreement. For the year ended December 31, 2025, the Company recognized interest income related to its employee loans of $2,262,980.

Compensation and benefits

Compensation and benefits consist of salaries, payroll taxes, benefits, and incentives. Incentives represent compensation earned on commissionable revenue and other key performance indicators.

Expenses to affiliate

Affiliates of the Parent provide services to TIS in accordance with various agreements. These services include finance, human resources, facilities management, etc. The Company pays these affiliates for the services it receives. For additional information on expenses to affiliate, see Note 6, "Related Party Transactions".

Income Taxes

The provision for income taxes is based on income and expense reported for financial statement purposes after adjustment for permanent differences. Deferred income tax assets and liabilities result from differences between the timing of the recognition of assets and liabilities for financial reporting purposes and for income tax purposes. These deferred assets and liabilities are measured using the enacted tax rates and laws that are expected to apply in the periods in which the deferred tax assets or liabilities are expected to be realized. Subsequent changes in the tax laws require adjustment to these assets and liabilities with the cumulative effect included in the provision for income taxes for the period in which the change is enacted. A valuation allowance is recognized for a deferred tax asset if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized. In computing the income tax provision, the Company evaluates the technical merits of its income tax positions based on current legislative, judicial and regulatory guidance. Interest and penalties related to the Company's tax positions are recognized as a component of the income tax provision.

The Company's operating results are included in the consolidated federal income tax return and various consolidated or combined state income tax returns filed by the Parent. Payments to tax authorities are generally made by the Parent. The method of allocating federal income tax expense is determined under tax allocation agreements between the Company and the Parent.

The allocation agreements specify that the Company's income taxes are calculated as if the Company filed separate income tax returns with appropriate adjustments to properly reflect the impact of a consolidated filing. Payments to tax authorities for consolidated and combined income tax returns are made by the Parent.

Additionally, the Company files and makes payments for its own separate state income tax returns in certain jurisdictions. For additional information on the Company's activities related to income taxes, see Note 10, "Income Taxes".

3. Accounting Policies Recently Adopted and Pending Accounting Pronouncements

In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-09, *Improvements to Income Tax Disclosures*, which amends ASC Topic 740, Income Taxes. This ASU enhances income tax disclosures requirements, including expanded effective tax rate reconciliation and cash taxes paid by jurisdiction. The Company adopted this ASU effective January 1, 2025. The adoption of this ASU did not have a material impact on the Company's financial position, results or operations, or cash flows.

4. Fair Value of Financial Instruments

Accounting standards define fair value as the price that would be received on the measurement date to sell an asset or the price paid to transfer a liability in the principal or most advantageous market available to the entity in an orderly transaction between market participants, with a three-level measurement hierarchy:

- Level 1: Quoted prices for identical instruments in active markets

- Level 2: Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs are observable in active markets.

- Level 3: Valuations derived from valuation techniques in which one or more significant inputs are unobservable.

The following table presents fair value information for assets and liabilities measured at fair value on a recurring basis:

Fair Value Measurements for Assets and Liabilities
Measured on a Recurring Basis

	Level 1	Level 2	Level 3	Total as of December 31, 2025
Assets:				
Cash equivalents				
Money market fund	$ 293,077,593	$ -	$ -	$ 293,077,593
Securities Owned				
States and political subdivisions	-	274,734	-	274,734
Certificates of deposit	-	7,746,756	-	7,746,756
Mutual Funds	166,024	-	-	166,024
Total Assets	$ 293,243,617	$ 8,021,490	$ -	$ 301,265,107

The following discussion focuses on the valuation techniques and significant inputs for Level 2 assets and liabilities that are measured at fair value on a recurring basis.

States and political subdivisions: Obligations of county and municipal authorities and agency bonds, which are general obligations of the municipality or are supported by a specified revenue source. Additionally, all municipal obligations are highly rated or are otherwise collateralized by securities backed by the full faith and credit of the federal government. These securities are valued using market-based pricing matrices that reference observable inputs including Municipal Securities Rulemaking Board ("MSRB") reported trades, issuer spreads, material event notices and benchmark yield curves.

Certificates of deposit: These securities include brokered CD's and are valued using market-based pricing matrices that are based on observable inputs including Trade Reporting and Compliance Engine ("TRACE") reported trades, issuer spreads, material event notices and benchmark yield curves.

There were no transfers between Level 1 and Level 2 or between Level 2 and Level 3 during the year ended December 31, 2025.

5. Goodwill and Other Intangible Assets

The Company's goodwill balance at December 31, 2025 was $56,628,410.

The Company performed a quantitative goodwill impairment test as of October 1, 2025. The fair value was estimated using a market-based approach. Based on the results of the impairment test, the Company concluded that its fair value exceeded its carrying value; therefore, there was no goodwill impairment. No subsequent triggering events were noted.

The net carrying amount of other intangible assets are presented in the following table:

Customer Relationships, gross carrying value, December 31, 2025	$ 42,301,833
Accumulated amortization	(35,482,522)
Customer Relationships, net carrying value, December 31, 2025	$ 6,819,311

Amortization expense of $4,174,255 is included in Depreciation and amortization in the Statements of Operations. The Company's estimated future amortization of intangible assets is presented in the following table:

	December 31, 2025
2026	3,089,766
2027	2,106,093
2028	1,339,886
2029	283,566
Total	$ 6,819,311

6. Related-Party Transactions

During the year ended December 31, 2025, the Company engaged in various transactions with the Parent and its affiliates. Balances with respect to related parties are as follows:

Statement of Financial Condition

Cash and cash equivalents	$ 75,964,394
Receivables from related parties	30,123,390
Accrued taxes payable to Parent	4,180,933
Payables to related parties	10,690,512

Statement of Operations

Income from related parties:		
Services to affiliates	$	570,214,332
Expenses to affiliate		234,049,755
Compensation and benefits		622,491,028

The Company recognizes Income from related parties upon providing certain services to other affiliates of TFC, primarily Truist Advisory Services, Inc. ("TAS"). TIS advisors provide investment advisory services offered by TAS. Thus, the salaries and related costs for these personnel and administrative services are charged to TAS based on determined allocation methodologies.

Expenses to affiliates arise from the use of TFC's internal services and corporate real estate based on an agreed expense sharing agreement. Allocation methodologies vary for these services but are generally based on revenue, headcount, or utilization. Expense attributable to compensation and benefits are further discussed in Note 9, "Employee Benefits".

TIS guarantees loans made by Truist Bank to certain key TIS employees. While ordinarily payable to Truist Bank on demand, generally TIS would not be called upon to make a payment on the loan unless the loan becomes past due or the employee ceases to be employed by TIS. In the event TIS is called upon to reimburse Truist Bank, the payment made to Truist Bank will be for any outstanding principal and interest. TIS will then have the ability to pursue reimbursement through other standard channels. During 2025, the Company was not called upon by TFC to make a payment nor has it recorded a liability for future payments as they were neither estimable nor probable at December 31, 2025. The total amount of loans off-balance sheet are $63,406,393 at December 31, 2025.

7. Commitments and Contingencies

Legal Proceedings and Other Legal Matters

The Company is routinely named as a defendant in or a party to numerous actual or threatened legal proceedings and other matters and is or may be subject to potential liability in connection with them. The legal proceedings and other matters may be formal or informal and include litigation and arbitration with one or more identified claimants, certified or purported class actions with yet-to-be-identified claimants, and regulatory or other governmental information-gathering requests, examinations, investigations, and enforcement proceedings. Claims may be based in law or equity such as those arising under contracts or in tort and those involving banking, consumer-protection, securities, antitrust, tax, employment, and other laws and some present novel legal theories, allegations of substantial or indeterminate damages, demands for injunctive or similar relief, and requests for fines, penalties, restitution, or alterations in the Company's business practices. Our legal proceedings and other matters exist in varying stages of adjudication, arbitration, negotiation, or investigation.

The course and outcome of legal matters are inherently unpredictable. This is especially so when a matter is still in its early stages, the damages sought are indeterminate or unsupported, significant facts are unclear or disputed, novel questions of law or other meaningful legal uncertainties exist, a request to certify a proceeding as a class action is outstanding or granted, multiple parties are named, or regulatory or other governmental entities are involved. As a result, we often are unable to determine how or when actual or threatened legal proceedings and other matters will be resolved and what losses may be incrementally and ultimately incurred. It is possible that the ultimate resolution of these matters, if unfavorable, may be

material to the financial position, results of operations, or cash flows of the Company, or cause significant reputational consequences.

The Company establishes accruals for legal proceedings and other matters when potential losses become probable and the amount of loss can be reasonably estimated. Accruals are evaluated each quarter and may be adjusted, upward or downward, based on our best judgment after consultation with counsel and others. No assurance exists that our accruals will not need to be adjusted in the future. Actual losses may be higher or lower than any amounts accrued, possibly to a significant degree.

Truist also provides estimates of reasonably possible losses, including for disclosed matters, when potential losses become reasonably possible and the amount of loss can be reasonably estimated. For the year ended December 31, 2025, the Company estimates reasonably possible losses, in excess of amounts accrued, were not material. This estimate does not represent the Company's maximum loss exposure, and actual losses may vary significantly. Also, the outcome of a particular matter may be one that the Company did not take into account in its estimate because the Company judged the likelihood of that outcome to be remote. In addition, the matters underlying this estimate may change from time to time. Estimated losses, like accruals, are based upon currently available information and involve considerable uncertainties and judgment.

For certain matters, the Company may be unable to estimate the loss or range of loss, even if it believes that a loss is probable or reasonably possible, until developments in the matter provide additional information sufficient to support such an estimate. These matters are not accrued for and are not reflected in the estimate of reasonably possible losses.

8. Guarantees to Third Parties

The Company uses a third-party clearing broker to clear and execute customers' securities transactions and maintain customer accounts. Under the agreement with the clearing broker, the Company agrees to indemnify the clearing broker for losses that result from a customer's failure to fulfill its contractual obligations. As the clearing broker's rights to charge the Company have no maximum amount, the Company believes that the maximum potential obligation cannot be estimated. However, to mitigate exposure, the Company may seek recourse from the customer through cash or securities held in the defaulting customer's account. The Company believes it is unlikely it will have to make material payments under this arrangement and has not recorded any contingent liability in the financial statements for this indemnity. For the year ended December 31, 2025, the Company experienced no losses as a result of the indemnity. The Company's clearing agreement expired on February 18, 2026. Renewal terms are currently under negotiation. Management expects execution of the updated agreement in the near term, and services will continue under the existing arrangement pending renewal.

9. Employee Benefits

The Parent offers a 401(k) Savings Plan that permits employees to contribute from 1% to 50% of their cash compensation. For full-time employees who are 21 years of age or older with one year or more of service, the Company makes matching contributions of up to 4% of the employees' compensation. Total employer contributions to the 401(k) Savings Plan related to the Company amounted to $11,961,967 in 2025.

The Parent has a non-qualified defined benefit plan that only covers certain inactive Company employees. The costs are charged to current operations and consist of net pension cost based on various actuarial assumptions regarding future expectations under the plan. The Company was allocated a net pension cost

under this plan of $75,231 for the year ended December 31, 2025. The Parent has a qualified defined benefit plan that covers certain Company employees. For the year ended December 31, 2025, the Company was allocated a net pension service cost of $5,025,887 which is included in employee compensation and benefits.

In addition, the Company was allocated other components of net periodic benefit cost totaling $12,711,838 which consists primarily of interest cost on projected benefit obligations, expected return on plan assets, amortization of actuarial gains and losses, and amortization of prior service cost. These amounts are included in Employee compensation and benefits for the year ended December 31, 2025.

The Parent provides equity-based compensation plans that have been approved by its shareholders which grant restricted stock and restricted stock units, some of which may have performance features, to key employees of the Company.

The Parent also provides deferred compensation plans in which employees of the Company participate. A portion of these awards are paid in cash, while the deferred portion is settled over future periods in accordance with the applicable incentive plan terms. The non-deferred portion is accrued and expensed in the year in which the award is announced and paid in cash in the year subsequent to the year in which the award is announced.

In the year the award is announced, the Company advances cash to the Parent for the entire amount of the deferred portion of the award and records receivable from the Parent. In the event an award is forfeited, the advanced cash is returned to the Company from the Parent. The receivable from the parent is amortized over the remaining service period of the award and recognized as compensation and benefits expense in the Statement of Operations.

Expenses incurred by the Parent for the administration of these plans are included within the scope of the expense sharing agreement discussed in Note 6 *Related-Party Transactions* above.

10. Income Taxes

The components of the Provision for income taxes included in the Statement of Operations as determined in accordance with ASC 740, *Income Taxes*, for the year ended December 31, 2025, are presented in the following table:

	Year ended December 31, 2025
Current Expense (Benefit)	
Federal	8,368,656
State	2,109,942
Total Current Expense (Benefit)	$ 10,478,598
Deferred Expense (Benefit)	
Federal	(3,495,549)
State	(815,913)
Total Deferred Expense (Benefit)	$ (4,311,462)
Income Tax Expense (Benefit)	
Federal	4,873,107
State	1,294,029
Total Income Tax Expense (Benefit)	$ 6,167,136

The Company makes payments to its Parent on an ongoing basis in line with its tax sharing agreement with the Parent. A reconciliation of the provision for income taxes at the statutory federal income tax rate to the Company's actual provision for income taxes is presented in the following table:

	Amount	% of Pre-Tax Income
Federal income taxes at statutory rate	$ 4,806,630	21.00%
State and local income taxes, net of federal income tax effect	1,022,283	4.47%
Tax Credits (net of amortization and other income tax benefits)	(47,907)	-0.21%
Nontaxable or Nondeductible Items	428,707	1.87%
Other Adjustments	(42,577)	-0.19%
[1]**Total Provision (benefit) for income taxes and effective tax rate**	$ 6,167,136	26.94%

Deferred income tax assets and liabilities result from differences between the timing of the recognition of assets and liabilities for financial reporting purposes and for income tax purposes. These assets and liabilities are measured using the enacted federal and state tax rates expected to apply in the periods in which the DTAs ("Deferred Tax Assets") or DTLs ("Deferred Tax Liabilities") are expected to be realized. The net deferred income tax asset is recorded in the statement of financial condition. The significant DTAs and DTLs as of December 31, 2025, net of the federal impact for state taxes, are presented in the following table:

Deferred tax assets:		
Employee compensation and benefits	$	16,642,722
State NOL and Tax Credit Carryforward		2,736,658
Operating Lease Liability		1,477,010
Other Assets		913,108
Total gross deferred tax assets		21,769,498
Valuation Allowance		(513,151)
Total DTAs net of valuation allowance	$	21,256,347
Deferred tax liabilities:		
Intangibles	$	1,699,371
Operating Lease Assets		1,309,984
Total gross deferred tax liabilities		3,009,355
Net Deferred tax asset (liability)	$	18,246,992

The deferred tax assets include state tax net operating losses of $2.6 million as of December 31, 2025, of which $2.1 million have an unlimited carryforward period and will not expire while the remaining $0.5 million will expire in 2037 if not utilized. At December 31, 2025, the Company had a valuation allowance recorded against its state carryforwards of $513,151. The Company determined that a valuation allowance is not required for the federal deferred tax assets because it is more-likely-than-not these assets will be realized.

No unrecognized tax benefits have been recorded under ASC 740-10, Income Taxes, and no corresponding interest or penalties have been accrued. The Company continually evaluates the unrecognized tax benefits associated with its uncertain tax positions. The Company does not expect a significant change in its unrecognized tax benefits within twelve months of this reporting date.

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[1] State taxes in Virgina, Georgia, Florida, and New York City made up the majority (greater than 50 percent) of the tax effect in this category

The Parent's federal income tax returns, in which the Company is included, are no longer subject to assessment by the Internal Revenue Service for taxable years prior to 2021. With limited exceptions, the various consolidated or combined state income tax returns filed by the Parent, in which the company is included, along with the Company's separate income tax returns, are no longer subject to assessment by state and local taxing authorities for taxable years prior to 2018.

11. Cash Flow Information

The following table reconciles certain line items in the Consolidated Statements of Financial Condition to the cash, cash equivalents and restricted cash balance in the Consolidated Statements of Cash Flows for the years ended December 31:

	2025	2024
Cash and cash equivalents	$ 369,023,250	$ 328,414,852
Cash and cash equivalents segregated under federal regulations	10,879,625	10,468,952
Total cash, cash equivalents and restricted cash	$ 379,902,875	$ 338,883,804

12. Segments

The Company operates as one reportable segment as an introducing broker-dealer, which is comprised of several classes of services, including buying, and selling securities for its customers and its own account, administrative service fees, and as an introducing broker dealer TIS does not custody client assets. TIS's chief operating decision maker (CODM) is the chief executive officer (CEO). The CODM manages the Company, assesses performance, and decides how to allocate resources based on net income of the Company as a whole, as constructed and presented on the statement of comprehensive income. The significant expenses for the segment represent Compensation and Benefits and Expenses to affiliates as reflected in the Statement of Operations. The Company manages its business activities on a consolidated basis with the various product lines sharing a common economic environment with similar services, processes, and customers. The accounting policies used to measure the profit and loss of the segment are the same as those described in Note 2, *Summary of Significant Accounting Policies*.

13. Net Capital Requirements

Rule 15c3-1 of the Securities Exchange Act of 1934 (the Rule) requires the Company to maintain minimum net capital, as defined. The Company has elected to use the alternative method to calculate net capital. At December 31, 2025, the Company was in compliance with the net capital requirements of the Rule. At December 31, 2025, the Company, on a standalone basis, had net capital, as defined, of $285,810,436 which was $285,560,436 in excess of the required net capital of $250,000.

14. Subsequent Events

The Company has evaluated subsequent events from December 31, 2025 through March 2, 2026, the date that these financial statements were available to be issued. The Company has determined that it does not have any material subsequent events to disclose in the notes to the financial statements.

Truist Investment Services, Inc.
(A Wholly Owned Subsidiary of Truist Financial Corporation)

Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2025

Net Capital:

Stockholder's equity, as reported on the Statement of Financial Condition	$	492,610,930
Less - Nonallowable assets:		
Commissions receivable		12,633,710
Goodwill		56,628,410
Intangibles		6,819,311
Non-marketable securities		527,309
Employee loans and prepaid incentive bonuses		59,096,542
Receivables from related parties		30,123,390
Deferred taxes, net		18,246,992
Right of use assets		119,006
Other assets		14,284,762
Total nonallowable assets		198,479,432
Other deductions or charges		166,794
Net capital before haircuts on securities positions		293,964,704
Less - adjustments:		
Haircuts on securities		
Trading and investment securities:		
Bankers' acceptances, certificates of deposit, and commercial paper		1,082,917
State and municipal government obligations		17,908
Other securities		5,886,455
Undue concentration		1,166,988
Net capital	$	285,810,436
Net capital requirement	$	250,000
Excess net capital	$	285,560,436

There were no material differences between the audited computation of net capital included in this report and the corresponding schedule included in the Company's unaudited amended Part IIA FOCUS filing as of December 31, 2025.

Truist Investment Services, Inc.
(A Wholly Owned Subsidiary of Truist Financial Corporation)

Schedule II– Computation of Determination of Reserve Requirements &

Information Relating to Possession or Control Requirements Pursuant to

Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2025

The Company claims exemption from SEC Rule 15c3-3 based upon paragraph (k)(2)(ii) of the Rule and Footnote 74 of the SEC Release No. 34-70073. As a result, the Company has not included the Computation for Determination of Reserve Requirements or Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission.